04045008

Morgan

The Morgan Crucible Company plc

15th September 2004

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SEC MAIL PROCESSING
RECEIVED
SEP 20 2004
WASH. D.C. 202 SECTION

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

PROCESSED
SEP 23 2004
THOMSON
FINANCIAL

David Coker
Company Secretary

dlw 9/23

Enclosure

Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Directorate Change
Released	07:00 15-Sep-04
Number	9660C

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

RNS Number:9660C
Morgan Crucible Co PLC
15 September 2004

15th September 2004

The Morgan Crucible Company plc

APPOINTMENT OF CHIEF FINANCIAL OFFICER

The Morgan Crucible Company plc ("Morgan Crucible") today announces that, with effect from 20th October 2004, Mark Robertshaw will be appointed Chief Financial Officer replacing Nigel Young, who has resigned from Morgan Crucible to explore other career possibilities.

Mark Robertshaw (36) was recently the Chief Financial Officer of Gartmore Investment Management Plc ("Gartmore"), the international asset management firm. He joined the board of Gartmore in March 2002 and led an overhaul of corporate strategy to refocus the business on high margin, high growth opportunities. He has extensive City and financial experience, having previously run business development for the wealth management business of NatWest Group, during which time he managed the successful sale of the Gartmore business. Prior to this he spent 10 years with Marakon Associates, a leading US-headquartered management consultancy. He graduated from Oxford University in 1990.

Nigel Young joined Morgan Crucible as Finance Director in April 2002. He has been with Morgan Crucible through a period of extensive change.

Commenting on these changes, Lars Kylberg, Chairman of Morgan Crucible said

"I am delighted to welcome Mark to the Board. He will join a team who continue to deliver the transformation of Morgan Crucible, and brings with him a wealth of experience in delivering change and working with the City. I would like to thank Nigel for all his hard work and we wish him all the best for the future."

For further information please contact:

The Morgan Crucible Company plc
Victoria Gould, Director of Group Communications 01753 837 000

Finsbury Group
Robin Walker, Kate Ebbage 020 7251 3801

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	09:43 16-Sep-04
Number	0207D

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

NOTIFICATION OF CHANGE IN INTERESTS IN SHARES

The Morgan Crucible Company plc (the "Company") received notice on 15th September 2004 that, in accordance with Sections 198-202 of the Companies Act 1985, Deutsche Bank AG and its subsidiaries no longer have a notifiable interest in the Company's Ordinary Shares of 25 pence each.

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![Morgan]

The Morgan Crucible Company plc

17th September 2004

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

David Coker
Company Secretary

Enclosure

Regulatory Announcement

Go to market news section

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	15:13 17-Sep-04
Number	0887D

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company:

The Morgan Crucible Company plc

2) Name of shareholder having a major interest:

Deutsche Bank AG

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

Beneficial interest of the shareholder named in 2 and its subsidiaries.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

Deutsche Bank AG London 1,076,031 shares; Morgan Nominees Limited 495,019 shares; Bank of New York Nominees 5,359,997 shares; Chase Nominees 492,258 shares; Deutsche Bank International Limited 63,000 shares; HSBC Global Custody Nominees (UK) Ltd 209,884 shares; Lothian Regional Council 551,431 shares; Nortrust Nominees Ltd 1,829,644 shares; State Street Nominees 19,008,031 shares.

5) Number of shares/amount of stock acquired:

Not known

6) Percentage of issued class:

Not known

7) Number of shares/amount of stock disposed:

N/A

8) Percentage of issued class:
N/A

9) Class of Security:
Ordinary shares of 25p

10) Date of Transaction:
Not known

11) Date company informed:
Faxed letter dated 16th September 2004

12) Total holding following this notification:
29,085,295 shares

13) Total percentage holding of issued class following this notification:
10.02

14) Any additional information
N/A

15) Name of contact and telephone number for queries:
Mr D.J. Coker, Company Secretary tel. 01753 837222

16) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker

17) Date of notification:
17th September 2004

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